MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

August 6, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Amendment No. 2 to the Registration Statement on Form S-4
Filed July 16, 2015
File No. 333-203873

Dear Mr. Riedler:

We refer to the letter dated July 30, 2015, from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Amendment No. 2 to the Registration Statement on Form S-4, Commission File No. 333-203873, filed on July 16, 2015 (the “Registration Statement”) in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), by Mylan (the “Transaction”, the “Proposal” or the “Acquisition”). We respectfully advise the Staff that we will respond to the letter in the near future.

In addition, consistent with our response letter to the Staff dated July 24, 2015, Mylan is electronically transmitting Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions consistent with the revisions made in Mylan’s Revised Preliminary Proxy Statement on Schedule 14A, Commission File No. 333-199861, filed on July 24, 2015 in response to the comments of the Staff in the letter dated July 22, 2015 from the SEC to Mylan. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

If the Staff has any questions concerning this letter or the Registration Statement Amendment, or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan N.V.
Thomas E. Dunn, Cravath